Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on June 7, 2023.

FOR IMMEDIATE RELEASE

Stratasys Mails Letter to Shareholders

Recommends Shareholders Not Tender Shares into Nano Tender Offer and Urges Shareholders to

Deliver a Notice of Objection Against the Partial Offer

MINNEAPOLIS & REHOVOT, Israel – June 7, 2023 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that the Company has mailed a letter to shareholders in connection with Nano Dimension Ltd.’s unsolicited partial tender offer to acquire ordinary shares of Stratasys for $18.00 per share in cash. The letter being mailed to shareholders can be found at www.NextGenerationAM.com/NanoObjection along with other materials related to Nano’s tender offer, which the Stratasys Board of Directors has unanimously determined to be inadequate and not in the best interests of Stratasys and its shareholders.

Full text of the letter follows:

Dear Stratasys Shareholder,

On May 25, 2023, Nano Dimension Ltd. (“Nano”) submitted an opportunistic, coercive, highly conditional partial tender offer to acquire ordinary shares of Stratasys for $18.00 per share in cash.

The Stratasys Board of Directors, after consultation with its independent financial and legal advisors, unanimously determined that the partial tender offer substantially undervalues Stratasys and is NOT in the best interests of our shareholders.

The Board recommends Stratasys shareholders NOT tender shares into the Nano tender offer and urges Stratasys shareholders to deliver a notice of objection against the partial offer.

Under Israeli tender offer rules, Nano’s tender offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer. Simply not tendering is not sufficient to express opposition to the tender offer and could result in non-tendering shareholders being left as minority shareholders in a company controlled by Nano. The subsequent four-day offering period after the tender offer closes allows shareholders to tender even if you have objected during the initial offer period. Therefore, we strongly urge shareholders to file their notice of objection in order to reduce the risk of becoming a minority shareholder.

To deliver a Notice of Objection, contact your broker and follow the instructions provided in the attached mailing and instruct them to deliver a Notice of Objection on your behalf.

If you have already tendered your shares, you can still withdraw them.

Stratasys Has a Winning Growth Strategy and Significant Upside Potential from the Pending Merger with Desktop Metal

On May 25, 2023, Stratasys entered into a definitive agreement to combine with Desktop Metal in an all-stock transaction, which was unanimously approved by the Stratasys Board and is expected to deliver significant value for shareholders. The Desktop Metal transaction is expected to close in Q4 2023.

The Desktop Metal combination is expected to deliver compelling strategic benefits in line with Stratasys’ growth strategy, including:

Scale		Product portfolio		Innovation and expertise
●	The first AM company to achieve comprehensive scale	●	Fully complementary AM platform offerings with minimal overlap	●	Substantial combined R&D team and patent portfolio – 800+ scientists and engineers; $500M 4-year cumulative R&D spend[1]
●	Leading Polymer and Metal player, delivering industrial Polymer, Metal, Sand and Ceramic Solutions from Design to Mass Production	●	Superior multi-AM technology portfolio (HW / Material / SW / Service)	●	3,400+ patents granted and pending driving innovation across a differentiated materials library
●	Targeting $1.1B in revenue by 2025	●	Largest materials and SW platform
		●	+50% of revenue from mass production solutions – one of the fastest growing segments in AM

Unparalleled distribution		Powerful synergies		Robust financials

●	One of the largest global go-to-market networks in 3D printing	●	~$50M in additional expected run-rate cost synergies[2]	●	Scaled and profitable pro forma entity
●	Creates significant cross-sell potential for recognizable brands	●	~$50M in expected run-rate revenue synergies	●	Combined business is expected to generate positive operating cash flow for the 12-mo. period post-closing
●	First in class customer support capabilities			●	Targeting 10 - 12% adjusted EBITDA margin in 2025
				●	Well-capitalized to drive future growth. Together, the companies had ~$437M3 of cash as of 1Q 2023

Nano’s Partial Tender Offer Is Inadequate, Significantly Undervalues Stratasys, and Has Been Made with Questionable Authority

[1]	Reflects cumulative 2019-2022 non-GAAP figures
[2]	In addition to the previously announced cost reduction plans by Desktop Metal, implemented 2022-2023

[3]	Includes cash and cash equivalents and short-term investments, before executing the Covestro acquisition

The Stratasys Board considered a number of factors in reaching its recommendation that shareholders reject Nano’s partial tender offer and deliver a Notice of Objection.

●	The partial tender offer is coercive and highly opportunistic. Despite previously having proposed an acquisition of Stratasys at $20.05 per share, which the Board rejected, Nano’s partial tender offer only offers shareholders $18.00 per share, a ~10% discount to the most recent bid to the Board.

●	Nano’s campaign is of questionable legal authority. The composition and legitimacy of Nano’s Board and management team, and consequently, Nano’s authority to make and consummate the partial tender offer, remain subject to adjudication in the Israeli courts.

●	The Nano offer is subject to obtaining approval from the Committee on Foreign Investment in the United States (CFIUS), which will likely take several months, and other unspecified regulatory approvals, and so is highly contingent and unlikely to close on June 26.

The Stratasys Board Urges Shareholders to Deliver a Notice of Objection Against the Partial Tender Offer

To deliver a Notice of Objection, contact your broker and follow the instructions provided in the attached mailing and instruct them to deliver a Notice of Objection on your behalf.

Not taking any action is not sufficient to express opposition to the tender offer and could lead to Nano acquiring a controlling interest in Stratasys. Under Israeli tender offer rules, Nano’s tender offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer. If you have tendered any of your Stratasys ordinary shares, you can still withdraw them and submit a Notice of Objection.

Thank you for your support.

The Stratasys Board of Directors

For assistance filing a Notice of Objection or withdrawing your Stratasys ordinary shares,

please contact your broker or Stratasys’ information agent:

Morrow Sodali LLC

509 Madison Avenue, 12th Floor

New York, NY 10022

Call toll-free (800) 662-5200 or (203) 658-9400

Email: SSYS@info.morrowsodali.com

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to the partial tender offer commenced by Nano Dimension Ltd. (“Nano”), including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer on Stratasys’ businesses, or other developments involving Nano, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form F-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys intends to file with the SEC a registration statement on Form F-4 that will include a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

This communication is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ STRATASYS’ SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Rosa Coblens

VP Sustainability, Public Relations IL & Global Internal Communications

Rosa.Coblens@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703